Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor
New York, New York 10019

Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor
New York, New York 10019

July 5, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Dorrie Yale

Re:                             Akcea Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-216949)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 27, 2017, in which we requested the acceleration of the effective date of the above-referenced registration statement for Thursday, June 29, 2017, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

COWEN AND COMPANY, LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED
WELLS FARGO SECURITIES, LLC

Acting severally on behalf of themselves and the
several Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page to Underwriters’ Acceleration Request]